Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE MONTHS ENDED

MARCH 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three-month periods ended March 31, 2021 and 2020. This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2020 Annual Report. Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, unexpected increases in our allowance for credit losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2020 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer installment loans to individuals. Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate. As of March 31, 2021, the Company’s business was operated through a network of 318 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina, Tennessee. Additionally, during the quarter ended March 31, 2021, the Company expanded into six locations in Texas, increasing the total network of branch offices to 324.

We also offer optional credit insurance coverage to our customers when making a loan. Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to unexpected job loss. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance policies as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations. We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

The Company’s total assets decreased $9.4 million to $1,004.3 million at March 31, 2021 compared to $1,013.7 million at December 31, 2020. A decline in the Company’s cash and cash equivalents, net loan portfolio and other assets were the primary contributing factors causing the decrease in total assets. An increase in restricted cash and an increase in the Company’s investment securities portfolio offset a portion of the overall decrease in total assets.

Cash and cash equivalents (excluding restricted cash) decreased $4.0 million (6.7%) at March 31, 2021 compared to prior year end. Cash equivalents includes short-term investments. Increased restricted cash requirements required the Company to move funds to the restricted cash portfolio from cash and cash equivalents which contributed to the decrease in our cash and cash equivalents.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements. Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers. At March 31, 2021, restricted cash increased $3.9 million (46%) compared to December 31, 2020. See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio declined $9.7 million (1%) to $651 million at March 31, 2021 compared to $660.7 at December 31, 2020. During the first quarter of each year the Company typically experiences a decline in its loan portfolio. The first quarter of 2021’s decline is also attributed to an increase in payoffs and payments attributed to the fiscal stimulus provided by the federal government. The Company purchased a net loan portfolio of $12.6 million originated and serviced in Texas that partially offset part of the overall decline. Included in our net loan portfolio is our allowance for credit losses which reflects estimated current expected credit losses in the loan portfolio as of the date of the statement of financial position. Management decreased the allowance $3.0 million as of March 31, 2021. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses. Management believes the allowance for credit losses is adequate to cover expected losses inherent in the portfolio at March 31, 2021; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance. Any increase in our allowance for credit losses could have a material adverse impact on our results of operations or financial condition in the future.

Our investment securities portfolio increased $1.9 million (1%) at March 31, 2021 compared to the prior year-end. The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds. A major portion of these investment securities have been designated as “available for sale” (99% as of March 31, 2021 and December 31, 2020) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income. The increase in the portfolio was due to a portion of surplus funds generated by operations of the Company’s insurance subsidiaries being invested in bonds. Increases in unrealized gains on investments during the three months just ended also contributed to the increase in the portfolio. A small portion of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis. Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other assets decreased $1.5 million (2%) at March 31, 2021 compared to December 31, 2020 mainly due to a reduction in receivables related to insurance reinsured by the Company’s insurance subsidiaries. Also contributing to the decrease in other assets were reductions in collateral held on real estate loans, fixed assets, and tax refund receivables. The purchase agreement for the Texas loan purchase included $0.4 million for furniture, fixtures, and a list of the seller’s customers. An increase in prepaid expenses and right-of-use assets related to leases also offset a portion of the decrease in other assets.

Our senior debt is comprised of a line of credit from a bank and the Company’s senior demand notes and commercial paper debt securities. Our subordinated debt is comprised of the variable rate subordinated debentures sold by the Company. The aggregate amount of senior and subordinated debt outstanding at March 31, 2021 was $657.7 million compared to $667.9 million at December 31, 2020, representing a decrease of $10.1 million (2%). Surplus funds generated from higher sales of the Company’s debt securities and surplus funds generated from loan liquidations were used to pay down the balance on the Company’s line of credit, resulting in an overall decrease in senior and subordinated debt.

Accrued expenses and other liabilities decreased $3.3 million (5%) to $64.0 million at March 31, 2021 compared to $67.3 million at December 31, 2020. Payment of 2020 incentive bonuses in February 2021 was the primary factor causing the decrease in accrued expenses and other liabilities. A reduction in accounts payable also contributed to the decrease.

Results of Operations:

During the three-month period ended March 31, 2021, total revenues were $73.2 million compared to $70.5 million during the same period a year ago. Growth in our interest and finance charge revenue earned as a result of the increase in our loan portfolio during the comparable reporting periods was the primary reason for higher revenues.

Net income increased $9.2 million (489%) during the three-month period ended March 31, 2021 compared to the same period a year ago. Increased revenue and decrease in our loan loss provision offset increased operating expenses.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities. Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt. Net interest income increased $2.9 million (5%) during the three-month period ended March 31, 2021 compared to the same period in 2020. An increase in our average net principal loan balances of $50.3 million (7%) during the three months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Average daily borrowings increased $15.7 million (3%) during the three-month period ended March 31, 2021 compared to the same period in 2020. The Company's average borrowing rates were 3.43% and 3.46% during the three-month periods ended March 31, 2021 and 2020, respectively. Interest expense increased approximately $0.08 million (1%) during the three-month period just ended compared to the same period a year ago due to the higher average daily borrowings.

Management projects that, based on historical results, average net receivables will grow during the remainder of 2021, and net interest income is expected to increase accordingly. However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest income.

Insurance Income

Insurance premium and commission revenues decreased $0.2 million (1%) during the three-month period ended March 31, 2021 compared to the same period a year ago mainly due to fewer loan customers opting for credit insurance on their loans. Insurance claims and expenses increased $0.5 million over the same period a year ago.

Other Revenue

Other revenue declined slightly during the three-month period ended March 31, 2021, compared to the same period a year ago. The decline was mainly due to a decrease in service charge income and a decrease in sales of auto club memberships.

Provision for Credit Losses

The Company adopted the FASB standard ASU 2016-13 effective January 1, 2020. The amount of the provision for credit losses expense recognized during the three-month period ended March 31, 2021 was calculated in accordance with the Company’s expected loss methodology.

See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s provision for credit losses. The Company’s provision for credit losses is a charge against earnings to maintain the allowance for credit losses at a level that Management estimates is adequate to cover current expected credit losses as of the date of the statement of financial position.

Our provision for credit losses decreased $11.5 million (64%) during the three-month period just ended compared the same period a year ago due to lower net charge-offs and a change in qualitative factors within the allowance for the Company’s credit loss calculation. Net charge-offs were $9.6 million and $14.3 million during the three-month periods ended March 31, 2021 and 2020, respectively.

In response to the COVID-19 pandemic, the Company developed payment modification programs for past due accounts. A qualitative adjustment was included in our allowance for credit losses for payment modification programs that ran from April 1st through May 31, 2020 and the month of September 2020 with $70.6 million and $6.8 million of net balances modified, respectively. As of March 31, 2021 the expected credit losses for the net balance of loans modified under the programs was consistent with expected losses for the portfolio and therefore there were no qualitative adjustments related to the COVID-19 pandemic at March 31, 2021. See Note 2, “Allowance for Credit Losses” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses.

We believe that the allowance for credit losses and provision for credit losses, as calculated in accordance with the Company’s CECL methodology, are appropriate to cover current expected credit losses on loans as of March 31, 2021; however, because the allowance for credit losses is based on estimates, there can be no assurance that the ultimate charge-off amount will not exceed such estimates or that our loss assumptions will not increase. Management may determine it is appropriate to increase the allowance for credit losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $4.5 million (11%) during the three-month period ended March 31, 2021 compared to the same period a year ago. Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $5.5 million (23%) during the three-month period ended March 31, 2021 compared to the same period in 2020. The increase was mainly due to an increase in the Company’s current year incentive bonus accrual compared to the prior year, claims associated with the Company's self-insured medical program and increased payroll taxes. Offsetting a portion of the increase were decreases in our employee base and medical claims administration fees.

Occupancy expenses were slightly lower during the quarter just ended compared to the same quarter a year ago. Higher rent expenses, office maintenance expenses and utility expenses were offset by lower telephone expenses, office material expenses, and depreciation expenses.

Lower travel expenses, postage expenses, and legal and audit expenses were the primary factors causing the $0.9 million (8%) decrease in miscellaneous other operating expenses during the three-month period ended March 31, 2021 as compared to the same period in 2020. Higher computer expenses, credit bureau expenses, and tax and license expenses offset a portion of the decrease during the three-month period just ended.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 7% and 33% during the three-month periods ended March 31, 2021 and 2020, respectively. During the current year, the S corporation has earned higher income, which increased the overall pre-tax income of the Company resulting in a lower effective tax rate for the 2021 reporting period compared to the same period in 2020.

Quantitative and Qualitative Disclosures About Market Risk:

The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin. Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2020 for a more detailed analysis of our market risk exposure. There have been no material changes to market risk during the three months ended March 31, 2021.

Liquidity and Capital Resources:

As of March 31, 2021 and December 31, 2020, the Company had $55.3 million and $59.2 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary. State insurance regulations limit the use an insurance company can make of its assets. Dividend payments to a parent company by its wholly-owned life insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory gain from operations before recognizing realized investment gains of the individual insurance subsidiary during the prior year. Dividend payments to a parent company by its wholly-owned property and casualty insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory income before recognizing realized investment gains of the individual insurance subsidiary during the prior two years. At December 31, 2020, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $121.8 million and $91.6 million, respectively. The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2021, without prior approval of the Georgia Insurance Commissioner, is approximately $38.7 million. On November 30, 2020, Management submitted a request for approval of two separate transactions involving dividends and/or lines of credit with overall maximum amounts of $70.0 million from Frandisco Life and $90.0 million from Frandisco P&C. The Company would have the option to pay dividends and/or implement lines of credit during 2021. The request was approved by the Georgia Insurance Commissioner on February 10, 2021.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short-term and long-term debt securities. The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. Overall, debt securities increased $29.6 million between December 31, 2020 and March 31, 2021. In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $230.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of February 28, 2022. Available borrowings under the credit agreement were $150.9 million and $111.1 million at March 31, 2021 and December 31, 2020 at an interest rate of 3.50%. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2021, the Company believes it was in compliance with all covenants.

As previously mentioned, the Company received approval for the insurance subsidiaries to pay extraordinary dividends and/or implement lines of credit to the Company during 2021. During 2019, Frandisco Life and Frandisco P&C established unsecured revolving lines of credit available to the Company. Effective April 1, 2021, these lines of credit were amended in accordance with the previously mentioned approval received by the Georgia Insurance Commissioner for 2021. As amended, each insurance subsidiary’s unsecured revolving line of credit was increased to $60 million and the term of the lines extended to December 31, 2024. No amounts are currently outstanding on these lines.

During the first quarter of 2020 there was global outbreak of a new strain of coronavirus, COVID-19. Thus far, responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that required temporary closure of or imposed limitations on the operations of certain non-essential businesses and industries.

Management created a COVID-19 Task Force for the Company which continues to diligently work to identify and manage potential impact. During the first and second quarters of 2020, the Task Force initially closed branch offices to the public. Loans were originated by appointment only with no more than one customer in the branch office at any time. Customers were and are encouraged to pay electronically. For those unable to pay electronically, a no contact process was implemented for the branch offices. We re-opened our branch lobbies to the public during the second quarter of 2020, however, we requested customers and employees to wear a mask. Branch employees are requested to where a mask when interacting with customers. Customers are required or recommended to wear a mask depending on local mandates. Branch offices are closely monitored and may close temporarily based on exposure. Corporate team members returned to the office during the third quarter of 2020.

Increased annual unemployment rate, reduction in Real GDP, increased change in CPI, and the increased change in National Home Price Index represent conditions that historically would result in higher credit losses. In contrast, the company experienced lower credit losses, delinquency ratio, and bankruptcy ratio as of March 31, 2021 compared to March 31, 2020. Improved performance since March 31, 2020 is primarily attributed to fiscal stimulus provided by the federal government.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for credit losses, revenue recognition and insurance claims reserves.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) using the modified retrospective method for all financial assets measured at amortized cost. Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover expected credit losses in our loan portfolio.

The allowance for credit losses is established based on the determination of the amount of expected losses inherent in the loan portfolio as of the reporting date. Under the new methodology, loans outstanding with similar risk characteristics are collectively evaluated in pools utilizing an open pool loss rate method, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting period. This historical loss rate is then adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the expected losses in the loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects management’s best estimate within the range of current expected credit losses. Assumptions regarding expected losses are reviewed periodically and may be impacted by the Company’s actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges. An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals. Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans. These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method. Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis. Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary. The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary. The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies. Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries. These reserves are established based on generally accepted actuarial methods. In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted. For pronouncements already adopted, any material impacts on the Company’s condensed consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	March 31,	December 31,
	2021	2020
ASSETS

CASH AND CASH EQUIVALENTS	$55,258,116	$59,213,703

RESTRICTED CASH	12,344,353	8,464,719

LOANS:
Direct Cash Loans	753,405,792	777,568,737
Real Estate Loans	40,177,382	39,960,390
Sales Finance Contracts	102,463,694	103,258,326
	896,046,868	920,787,453

Less:Unearned Finance Charges	123,977,884	132,703,130
Unearned Insurance Premiums and Commissions	57,647,016	61,018,635
Allowance for Credit Losses	63,348,497	66,327,674
Net Loans	651,073,471	660,738,014

INVESTMENT SECURITIES
Available for Sale, at fair value	222,963,346	221,054,418
Held to Maturity, at amortized cost	378,604	379,002
	223,341,950	221,433,420

OTHER ASSETS	62,268,387	63,806,516

TOTAL ASSETS	$1,004,286,277	$1,013,656,372

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$627,609,296	$637,796,041
ACCRUED EXPENSES AND OTHER LIABILITIES	64,004,195	67,345,604
SUBORDINATED DEBT	30,131,272	30,075,399
Total Liabilities	721,744,763	735,217,044

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	-	-
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	-	-
Accumulated Other Comprehensive Income	10,395,595	13,266,927
Retained Earnings	271,975,919	265,002,401
Total Stockholders' Equity	282,541,514	278,439,328

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,004,286,277	$1,013,656,372

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended
	March 31,
	2021	2020

INTEREST INCOME	$59,093,608	$56,146,553
INTEREST EXPENSE	5,503,225	5,422,694
NET INTEREST INCOME	53,590,383	50,723,859

Provision for Credit Losses	6,593,962	18,140,668

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	46,996,421	32,583,191

INSURANCE INCOME
Premiums and Commissions	13,047,509	13,226,797
Insurance Claims and Expenses	4,204,534	3,660,429
Total Net Insurance Income	8,842,975	9,566,368

OTHER REVENUE	1,125,078	1,170,424

OTHER OPERATING EXPENSES
Personnel Expense	29,149,660	23,640,418
Occupancy Expense	4,376,644	4,486,784
Other	11,430,111	12,357,914
Total	44,956,415	40,485,116

INCOME BEFORE INCOME TAXES	12,008,059	2,834,867

Provision for Income Taxes	879,680	945,346

NET INCOME	$11,128,379	$1,889,521

BASIC AND DILUTED EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$65.46	$11.11

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended
	March 31,
	2021	2020

Net Income	$11,128,379	$1,889,521

Other Comprehensive Income
Net changes related to available-for-sale Securities
Unrealized (losses) gains	(3,151,688)	649,365
Income tax benefit (expense)	678,815	(172,087)
Net unrealized (losses) gains	(2,472,873)	477,278

Less reclassification of gain to net income	398,459	-

Total Other Comprehensive (Loss) Income	(2,871,332)	477,278

Total Comprehensive Income	$8,257,047	$2,366,799

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

Three Months Ended March 31, 2021:
Balance at December 31, 2020	170,000	$ 170,000	$ 265,002,401	$ 13,266,927	$ 278,439,328
Comprehensive Income:
Net Income	—	—	11,128,379	—	—
Other Comprehensive Income	—	—	—	(2,871,332)	—
Total Comprehensive Income	—	—	—	—	8,257,047
Cash Distributions Paid	—	—	(4,154,861)	—	(4,154,861)
Balance at March 31, 2021	170,000	$ 170,000	$ 271,975,919	$ 10,395,595	$ 282,541,514

Three Months Ended March 31, 2020:
Balance at December 31, 2019	170,000	$ 170,000	$ 251,711,270	$ 9,614,846	$ 261,496,116
Comprehensive Income:
Net Income	—	—	1,889,521	—	—
Other Comprehensive Income	—	—	—	477,278	—
Total Comprehensive Income	—	—	—	—	2,366,799
Cumulative Change in Accounting Principal (Note 2)	—	—	(2,158,161)	—	(2,158,161)
Cash Distributions Paid	—	—	(100,000)	—	(100,000)
Balance at March 31, 2020	170,000	$ 170,000	$ 251,342,630	$ 10,092,124	$ 261,604,754

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$11,128,379	$1,889,521
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	6,593,962	18,140,668
Depreciation and amortization	1,167,242	1,247,582
Provision for deferred income taxes	(10,700)	(13,795)
Other	(471,465)	(52,731)
Decrease in miscellaneous other assets	1,868,025	993,043
Decrease in other liabilities	(3,482,788)	(6,446,265)
Net Cash Provided	16,792,655	15,758,023

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(116,305,375)	(108,520,874)
Loan liquidations	119,375,956	94,690,172
Purchases of marketable debt securities	(10,696,400)	(3,932,950)
Redemptions of marketable debt securities	5,685,000	-
Fixed asset additions	(657,309)	(539,697)
Fixed asset net proceeds from sales	15,253	17,474
Net Cash Used	(2,582,875)	(18,285,875)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in senior demand notes	4,894,094	3,304,356
Advances on credit line	43,389,542	53,841,307
Payments on credit line	(83,139,542)	(49,991,307)
Commercial paper issued	34,189,530	16,454,542
Commercial paper redeemed	(9,520,369)	(19,857,534)
Subordinated debt securities issued	1,746,049	1,461,602
Subordinated debt securities redeemed	(1,690,176)	(1,760,866)
Dividends / distributions	(4,154,861)	(100,000)
Net Cash (Used) Provided	(14,285,733)	3,352,100

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(75,953)	824,248

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	67,678,422	58,458,580

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$67,602,469	$59,282,828

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid	$5,506,284	$5,377,386
Adoption of CECL Accounting Standard ASU 2016-13	-	(2,158,161)

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2020 and for the year then ended included in the Company's 2020 Annual Report filed with the Securities and Exchange Commission. Inter-company accounts and transactions have been eliminated from the condensed consolidated financial statements.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of March 31, 2021 and December 31, 2020, its consolidated results of operations and comprehensive income for the three-month periods ended March 31, 2021 and 2020 and its consolidated cash flows for the three months ended March 31, 2021 and 2020. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three-month period ended March 31, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited). The Company has no dilutive securities outstanding.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported shown in the condensed consolidated statements of cash flows:

	March 31, 2021	March 31, 2020
Cash and Cash Equivalents	$ 55,258,116	$ 55,419,342
Restricted Cash	12,344,353	3,863,486
Total Cash, Cash Equivalents and Restricted Cash	$ 67,602,469	$ 59,282,828

The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance”.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships. Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues. During the three months ended March 31, 2021 and 2020, the Company recognized interest related income of $58.8 million and $56.1 million, respectively, insurance related income of $13.0 million and $13.2 million, respectively, and other revenues of $1.1 million and $1.2 million, respectively.

Recent Accounting Pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional accounting relief for the expected market transition from the use of the London Interchange Bank Offered Rate (“LIBOR”) to the proposed Secured Overnight Financing Rate (“SOFAR”). The key provisions of optional relief include (1) accounting for contract modifications as a continuation of the existing contract without additional analysis and (2) continuing hedge accounting when certain critical terms of a hedging relationship change. The guidance in ASU No. 2020-04 will generally no longer be available to apply after December 31, 2022. There was no impact of ASU No. 2020-04 on the Company’s condensed consolidated financial statements for the period ended March 31, 2021. The Company is currently evaluating the effect that the new standard may have on its financial statements in future periods.

There have been no updates to other recent accounting pronouncements described in our 2020 Annual Report and no other new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Credit Losses

The allowance for credit losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) effective January 1, 2020. Adoption of ASU 2016-13 resulted in a $2.2 million one-time charge against retained earnings to increase the allowance for credit losses to forecast expected credit losses. Management estimates and evaluates the allowance for credit losses utilizing an open pool loss rate method on collectively evaluated loans with similar risk characteristics in pools, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting date. This historical loss rate is then adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the Company’s expected losses in its loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects management’s best estimate within the range of expected credit losses.

The Company calculates an expected credit loss by utilizing a snapshot of each specific loan segment at a point in history and tracing that segment’s performance until charge-offs were substantially all exhausted for that particular segment. Charge-offs in subsequent periods are aggregated to derive an unadjusted lifetime historical charge-off rate by segment. The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for credit losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company performs a correlation analysis between macroeconomic factors and prior charge-offs for the following macroeconomic factors: Annual Unemployment Rates, Real Gross Domestic Product, Consumer Price Index (CPI), and US National Home Price Index (HPI). To evaluate the overall adequacy of our allowance for credit losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions. Such allowance is, in the opinion of Management, sufficiently adequate for expected losses in the current loan portfolio. As the estimates used in determining the loan credit loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates. Actual results could vary based on future changes in significant assumptions.

Management disaggregates the Company’s loan portfolio by loan segment when evaluating loan performance and estimating the allowance for credit losses. Although most loans are similar in nature, the Company concluded that based on variations in loss experience (severity and duration) driven by product and customer type it is most relevant to segment the portfolio by loan product consisting of five different segments: live checks, premier loans, other consumer loans, real estate loans, and sales finance contracts.

The total segments are monitored for credit losses based on graded contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the Company’s graded delinquency rules which includes the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories of 30-59 days past due, 60-89 days past due, or 90 or more days past due based on the Company’s graded delinquency policy. When a loan meets the Company’s charge-off policy, the loan is charged off, unless Management directs that it be retained as an active loan. In making this charge-off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

Management ceases accruing finance charges on loans that meet the Company’s non-accrual policy based on grade delinquency rules, generally when two payments remain unpaid on precomputed loans or when the interest paid-to-date on an interest-bearing loan is 60 days or more past due. Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status. Accounts qualify for return to accrual status when the graded delinquency on a precomputed loan is less than two payments and on when the interest paid-to-date on an interest-bearing loan is less than 60 days past due. There were no loans that met the non-accrual policy still accruing interest at March 31, 2021 or December 31, 2020. The Company’s principal balances on non-accrual loans by loan class as of March 31, 2021 and December 31, 2020 are as follows:

Loan Class	March 31, 2021	December 31, 2020

Live Check Consumer Loans	$ 3,548,021	$ 3,964,176
Premier Consumer Loans	1,718,915	2,069,315
Other Consumer Loans	16,773,596	20,181,097
Real Estate Loans	1,320,469	1,414,443
Sales Finance Contracts	2,303,553	3,576,629
Total	$ 25,664,554	$ 31,205,660

An age analysis of principal balances on past due loans, segregated by loan class, as of March 31, 2021 and December 31, 2020 follows:

March 31, 2021	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 2,021,563	$ 1,170,022	$ 2,293,940	$ 5,485,525
Premier Loans	754,017	445,151	1,060,499	2,259,667
Other Consumer Loans	12,468,116	7,087,458	14,828,240	34,383,814
Real Estate Loans	478,125	341,618	1,332,238	2,151,981
Sales Finance Contracts	1,650,416	860,961	1,969,236	4,480,613
Total	$ 17,372,237	$ 9,905,210	$ 21,484,153	$ 48,761,600

December 31, 2020	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 1,998,538	$ 1,629,874	$ 2,122,317	$ 5,750,729
Premier Loans	895,722	653,370	1,038,398	2,587,490
Other Consumer Loans	14,419,790	8,496,082	14,933,605	37,849,477
Real Estate Loans	502,733	223,007	1,437,966	2,163,706
Sales Finance Contracts	2,251,562	1,340,620	2,260,685	5,852,867
Total	$ 20,068,345	$ 12,342,953	$ 21,792,971	$ 54,204,269

While delinquency rating analysis is the primary credit quality indicator, we also consider the ratio of bankrupt accounts to the total loan portfolio in evaluating whether any qualitative adjustments were necessary to the allowance for credit losses. The ratio of bankrupt accounts outstanding to total principal loan balances outstanding at March 31, 2021 and December 31, 2020 was 1.48%.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For consumer and real estate segments, the Company also evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the principal balance on loans based on payment activity as of March 31, 2021:

Payment Performance - Net Balance by Origination Year
	2021(1)	2020	2019	2018	2017	Prior	Total Principal Balance
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Live Checks:
Performing	$ 26,197	$ 61,899	$ 6,577	$ 1,090	$ 115	$ -	$ 95,878
Nonperforming	146	3,020	268	38	3	-	3,475
	$ 26,343	$ 64,919	$ 6,845	$ 1,128	$ 118	$ -	$ 99,353
Premier Loans:
Performing	$ 17,547	$ 49,097	$ 18,129	$ 5,147	$ 683	$ -	$ 90,603
Nonperforming	9	980	554	146	13	-	1,702
	$ 17,556	$ 50,077	18,683	$ 5,293	$ 696	$ -	$ 92,305
Other Consumer Loans:
Performing	$ 135,113	$ 320,412	$ 68,997	$ 15,893	$ 2,812	$ 566	$ 543,793
Nonperforming	350	10,971	3,894	1,176	153	29	16,573
	$ 135,463	$ 331,383	$ 72,891	$ 17,069	$ 2,965	$ 595	$ 560,366
Real Estate Loans:
Performing	$ 3,112	$ 9,967	$ 8,842	$ 6,454	$ 3,571	$ 4,324	$ 36,270
Nonperforming	3	274	381	257	153	180	1,248
	$ 3,115	$ 10,241	9,223	$ 6,711	$ 3,724	$ 4,504	$ 37,518
Sales Finance Contracts:
Performing	$ 16,421	$ 60,255	$ 17,632	$ 4,696	$ 620	$ 90	$ 99,714
Nonperforming	50	1,479	505	208	36	7	2,285
	$ 16,471	$ 61,734	18,137	$ 4,904	$ 656	$ 97	$ 101,999

(1) Includes loan originated during the three-months ended March 31, 2021.

Due to the composition of the loan portfolio, the Company determines and monitors the allowance for credit losses on a portfolio segment basis. As of March 31, 2021, a historical look back period of five quarters was utilized for live checks; six quarters for other consumer loans, premier loans, and sales finance contracts; and a look back period of five years was utilized for real estate loans. Expected look back periods are determined based on analyzing the history of each segment’s snapshot at a point in history and tracing performance until charge-offs are substantially all exhausted. The Company addresses seasonality primarily through the use of an average in quarterly historical loss rates over a 4-quarter snapshot time span instead of using one specific snapshot quarter’s historical loss rates. In response to the COVID-19 pandemic, the Company developed a payment modification program for past due accounts. The payment modification program ran from April 1st through May 31, 2020 and the month of September 2020 with $70.6 million and $6.8 million of net balances modified, respectively. There were no qualitative adjustments related to the COVID-19 pandemic at March 31, 2021. Segmentation of the portfolio began with the adoption of ASC 326 on January 1, 2020. The following table provides additional information on our allowance for credit losses based on a collective evaluation.

	Three Months Ended March 31, 2021
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Beginning Balance	$ 10,765	$ 5,838	$ 43,833	$ 267	$ 5,625	$ 66,328
Provision for Credit Losses	928	728	4,052	(4)	890	6,594
Charge-offs	(2,847)	(960)	(9,649)	(2)	(1,572)	(15,030)
Recoveries	862	172	4,053	-	369	5,456
Ending Balance	$ 9,708	$ 5,778	$ 42,289	$ 261	$ 5,312	$ 63,348

	Three Months Ended
	March 31, 2021	March 31, 2020
Allowance for Credit Losses:
Beginning Balance	$ 66,327,674	$ 53,000,000
Impact of adopting ASC 326	-	2,158,161
Provision for credit losses	6,593,962	18,140,668
Charge-offs	(15,029,442)	(19,048,499)
Recoveries	5,456,303	4,724,230
Ending balance; collectively evaluated for impairment	$ 63,348,497	$ 58,974,560

Finance Receivables Ending Balance	$ 894,857,186	$ 834,292,994

Troubled Debt Restructurings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/or reductions in the amount owed by the borrower. The following table presents a summary of loans that were restructured during the three months ended March 31, 2021.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	607	$ 1,135,707	$ 1,105,659
Premier Consumer Loans	118	706,551	670,776
Other Consumer Loans	2,986	10,641,761	10,194,316
Real Estate Loans	11	168,829	168,604
Sales Finance Contracts	215	1,384,117	1,352,988
Total	3,937	$ 14,036,965	$ 13,492,343

The following table presents a summary of loans that were restructured during the three months ended March 31, 2020.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	786	$ 1,282,032	$ 1,245,551
Premier Consumer Loans	164	1,085,667	1,058,529
Other Consumer Loans	3,972	12,983,091	12,224,600
Real Estate Loans	9	111,677	111,677
Sales Finance Contracts	264	1,071,657	1,029,928
Total	5,195	$ 16,534,124	$ 15,670,285

TDRs that occurred during the twelve months ended March 31, 2021 and subsequently defaulted during the three months ended March 31, 2021 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	241	$ 437,937
Premier Consumer Loans	31	193,264
Other Consumer Loans	841	1,948,819
Real Estate Loans	-	-
Sales Finance Contracts	42	141,284
Total	1,155	$ 2,271,304

TDRs that occurred during the twelve months ended March 31, 2020 and subsequently defaulted during the three months ended March 31, 2020 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	427	$ 617,260
Premier Consumer Loans	53	327,474
Other Consumer Loans	1,452	2,926,111
Real Estate Loans	-	-
Sales Finance Contracts	89	209,611
Total	2,021	$ 4,080,456

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of credit losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity. The amortized cost and estimated fair values of these debt securities were as follows:

	As of March 31, 2021		As of December 31, 2020
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$ 209,332,484	$ 222,491,465	$ 204,199,851	$ 220,663,305
Corporate securities	130,316	471,882	130,316	391,113
	$ 209,462,800	$ 222,963,347	$ 204,330,167	$ 221,054,418

Held to Maturity
Obligations of states and political subdivisions	$ 378,604	$ 377,280	$ 379,002	$ 380,850

Gross unrealized losses on investment securities totaled $506,721 and $1,022 at March 31, 2021 and December 31, 2020, respectively. The following table provides an analysis of investment securities in an unrealized loss position for which an allowance for credit losses is unnecessary as of March 31, 2021 and December 31, 2020:

	Less than 12 Months		12 Months or Longer		Total
March 31, 2021	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 17,331,589	$ (506,721)	$ -	$ -	$ 17.331.589	$ (506,721)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2020	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 920,927	$ (1,022)	$ -	$ -	$ 920,927	$ (1,022)

The previous two tables represent 16 and 1 investments held by the Company at March 31, 2021 and December 31, 2020, respectively, the majority of which are rated “A” or higher by Moody’s and/or Standard & Poor’s. The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations. Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, no allowance for credit losses was determined to be necessary as of March 31, 2021 and December 31, 2020.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves. Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank"). US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insurance Company of Florida, as beneficiary. At March 31, 2021, these trusts held $37.5 million in available-for-sale investment securities at market value. US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary. At March 31, 2021, these trusts held $22.1 million in available-for-sale investment securities at market value and $.4 million in held-to-maturity investment securities at amortized cost. The amounts required to be held in each trust change as required reserves change. All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

•Level 1 - Quoted prices for identical instruments in active markets.

•Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents: Cash includes cash on hand and with banks. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization. The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans: The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature. The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate. The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities: The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data. State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs. See additional information, including the table below, regarding fair value under ASC 820, and the fair value measurement of available-for-sale marketable debt securities.

Corporate Securities: The Company estimates the fair value of corporate securities with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as Level 1.

Senior Debt Securities: The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment. The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities: The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities. The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs and how the data was calculated or derived. The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale. These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager. To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures. We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker. There was no change in this methodology during any period reported.

Assets measured at fair value as of March 31, 2021 and December 31, 2020 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
Description	2021	(Level1)	(Level2)	(Level3)

Corporate securities	$ 471,882	$ 471,882	$ --	$ --
Obligations of states and political subdivisions	222,491,465	--	222,491,465	--
Total	$ 222,963,347	$ 471,882	$ 222,491,465	$ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2020	(Level1)	(Level2)	(Level3)

Corporate securities	$ 391,113	$ 391,113	$ --	$ --
Obligations of states and political subdivisions	220,663,305	--	220,663,305	--
Total	$ 221,054,418	$ 391,113	$ 220,663,305	$ --

Note 5 – Leases

The Company is obligated under operating leases for its branch loan offices and home office locations. The operating leases are recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities. The ROU asset is included in other assets and the corresponding liability is included in accounts payable and accrued expenses on the Company’s condensed consolidated statement of financial position.

ROU assets represent the Company’s right to use an underlying asset during the lease term and the operating lease liabilities represent the Company’s obligations for lease payments in accordance with the lease. Recognition of ROU assets and liabilities are recognized at the lease commitment date based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commitment date or adoption date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the condensed consolidated statement of income.

Remaining lease terms range from 1 to 10 years. The Company’s leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of Topic 842. Operating leases with a term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. At March 31, 2021 the operating lease ROU assets and liabilities were $34.4 million and $35.0 million, respectively.

The table below summarizes our lease expense and other information related to the Company’s operating leases with respect to FASB ASC 842:

Three Months Ended March 31, 2021
Operating lease expense	$ 1,839,767
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,804,066
Weighted-average remaining lease term – operating leases (in years)	7.09
Weighted-average discount rate – operating leases	4.74%

Lease payment schedule as of March 31, 2021:	Amount
Remainder of 2021	$ 5,393,948
2022	6,738,100
2023	5,854,120
2024	5,064,063
2025	4,712,111
2026 and beyond	13,221,705
Total	40,984,047
Less: Discount	(5,974,875)
Present Value of Lease Liability	$ 35,009,172

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time. Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable. At March 31, 2021, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Management created a COVID-19 Task Force for the Company which continues to diligently work to identify and manage potential impact. During the first and second quarters of 2020, the Task Force initially closed branch offices to the public. Loans were originated by appointment only with no more than one customer in the branch office at any time. Customers were and are encouraged to pay electronically. For those unable to pay electronically, a no contact process was implemented for the branch offices. We re-opened our branch lobbies to the public during the second quarter of 2020, however, we requested customers and employees to wear a mask. Branch employees are requested to where a mask when interacting with customers. Customers are required or recommended to wear a mask depending on local mandates. Branch offices are closely monitored and may close temporarily based on exposure. Corporate team members returned to the office during the third quarter of 2020. COVID-19 presents material uncertainty and risk with respect to the Company’s performance and operations, including the potential impact on delinquencies and the allowance for credit losses if our customers experience prolonged periods of unemployment, which could result in material impact to the Company’s future results of operations, cash flows and financial condition.

Note 7 – Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.

Effective income tax rates were 7% and 33% during the three-month periods ended March 31, 2021 and 2020, respectively. During the current year, the S corporation has earned higher income, which increased the overall pre-tax income of the Company resulting in a lower effective tax rate for the 2021 reporting period compared to the same period in 2020.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. As amended to date, the credit agreement provides for borrowings and reborrrowings of up to $230.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company. Available borrowings under the credit agreement were $150.9 million and $111.1 million at March 31, 2021 and December 31, 2020, at an interest rate of 3.50% for both periods. Outstanding borrowings on the credit line were $79.2 million and $118.9 million at March 31, 2021 and December 31, 2020, respectively. The credit agreement contains covenants customary for financing transactions of this type. At March 31, 2021, the Company believes it was in compliance with all covenants. The credit agreement has a commitment termination date of February 28, 2022.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties. The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner. The balance on the commercial loan (including principal and accrued interest) was $1.8 million at March 31, 2021. The Company also has a loan for premium payments to a trust of an executive officer’s irrevocable life insurance policy. The principal balance on this loan at March 31, 2021 was $0.4 million. Please refer to the disclosure contained in Note 12 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2020 for additional information on related party transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280. FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has eight divisions which comprise its operations: Division I through Division V, Division VII, Division VIII and Division IX. Each division consists of branch offices that are aggregated based on vice president responsibility and geographic location. Division I consists of offices located in South Carolina. Offices in North Georgia comprises Division II, Division III consists of offices in South Georgia and Division IX consists of offices in West Georgia. Division IV represents our Alabama offices, Division V represents our Mississippi offices, Division VII represents our Tennessee offices and Division VIII represents our Louisiana offices.

During March of this year, the Company began operating in Texas and the offices are also included in Division VIII.

Accounting policies of each of the divisions are the same as those for the Company as a whole. Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management. All division revenues result from transactions with third parties. The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

Below is a performance recap of each of the Company’s divisions for the three-month periods ended March 31, 2021 and 2020, followed by a reconciliation to consolidated Company data.

	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
(in thousands)
Division Revenues:
3 Months ended 03/31/2021	$ 9,707	$ 9,502	$ 10,244	$ 10,475	$ 7,223	$ 6,697	$ 5,977	$ 8,528	$ 68,353
3 Months ended 03/31/2020	$ 10,210	$ 9,181	$ 10,163	$ 9,791	$ 6,560	$ 6,304	$ 5,717	$ 8,506	$ 66,432

Division Profit:
3 Months ended 03/31/2021	$ 3,591	$ 4,841	$ 5,139	$ 4,519	$ 2,971	$ 1,996	$ 1,644	$ 3,506	$ 28,207
3 Months ended 03/31/2020	$ 3,253	$ 3,754	$ 4,183	$ 3,193	$ 1,997	$ 1,296	$ 1,403	$ 2,983	$ 22,062

Division Assets:
03/31/2021	$ 102,408	$ 110,430	$ 113,042	$ 131,431	$ 75,114	$ 79,445	$ 79,430	$ 99,551	$ 790,851
12/31/2020	$ 106,982	$ 112,168	$ 117,199	$ 136,558	$ 77,143	$ 82,332	$ 69,344	$ 103,048	$ 804,774

	3 Months Ended 03/31/2021	3 Months Ended 03/31/2020
	(in 000’s)	(in 000’s)
Reconciliation of Revenues:
Total revenues from reportable divisions	$ 68,353	$ 66,432
Corporate finance charges earned, not allocated to divisions	22	31
Corporate investment income earned, not allocated to divisions	2,043	1,780
Timing difference of insurance income allocation to divisions	2,846	2,299
Other revenue not allocated to divisions	2	2
Consolidated Revenues (1)	$ 73,266	$ 70,544

Reconciliation of Profit:
Profit per division	$ 28,207	$ 22,062
Corporate earnings not allocated	4,913	4,112
Corporate expenses not allocated	(21,112)	(23,339)
Consolidated Income Before Income Taxes	$ 12,008	$ 2,835

Note 1: Includes Finance Charge Income, Investment Income, Insurance Premium Revenues and Other Revenue.

BRANCH OPERATIONS

Joseph R. Cherry	Vice President
John B. Gray	Vice President
Jerry W. Hughes	Vice President
Jennifer C. Purser	Vice President
M. Summer Clevenger	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Chad Frederick	Becki Lawhon	Mike Olive
Maurice Bize	Peyton Givens	Jeff Lee	Deloris O’Neal
Derrick Blalock	Kim Golka	Tammy Lee	Gerald Rhoden
Nicholas Blevins	Kevin Gray	Lynn Lewis	Anthony Seney
Janet Brownlee	Tabatha Green	Jeff Lindberg	Mike Shankles
Ron Byerly	Jenna Henderson	Jimmy Mahaffey	Greg Shealy
Bryan Cook	Brian Hill	Sylvia McClung	Cliff Snyder
Stacy Courson	Tammy Hood	Marty Miskelly	Michael Spriggs
Joe Daniel	Sue Iser	Noki Moore	Melissa Stewart
Chris Deakle	Jonathan Kendrick	Lauren Munoz	Lou Stokes
Dee Dunham	Steve Knotts	William Murrillo	Harriet Welch
Carla Eldridge	Sharon Langford	Josh Nickerson	Robert Whitlock
Jimmy Fairbanks

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Jackson	Oxford	Scottsboro
Albertville	Brewton	Fayette	Jasper	Ozark	Selma
Alexander City	Center Point	Florence	Mobile	Pelham	Sylacauga
Andalusia	Clanton	Fort Payne	Moody	Prattville	Tallassee
Arab	Cullman	Gadsden	Moulton	Robertsdale	Troy
Athens	Decatur	Hamilton	Muscle Shoals	Russellville (2)	Tuscaloosa
Bay Minette	Dothan (2)	Huntsville (2)	Opelika	Saraland	Wetumpka
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon (2)	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Morgan City	Ruston
Alexandria	Crowley	Houma	Leesville	Natchitoches	Slidell
Baker	Denham Springs	Jena	Marksville	New Iberia	Sulphur
Bastrop	DeRidder	Kenner	Marrero	Opelousas	Thibodaux
Baton Rouge	Eunice	Lafayette	Minden	Pineville	West Monroe
Bossier City	Franklin	Lake Charles	Monroe	Prairieville	Winnsboro

MISSISSIPPI
Amory	Columbia	Gulfport	Kosciusko	Olive Branch	Ridgeland
Batesville	Columbus	Hattiesburg	Magee	Oxford	Ripley
Bay St. Louis	Corinth	Hazlehurst	McComb	Pearl	Senatobia
Booneville	D’Iberville	Hernando	Meridian	Philadelphia	Starkville
Brookhaven	Forest	Houston	New Albany	Picayune	Tupelo
Carthage	Greenwood	Iuka	Newton	Pontotoc	Winona
Clinton	Grenada

SOUTH CAROLINA
Aiken	Cheraw	Gaffney	Lancaster	Newberry	Spartanburg
Anderson	Chester	Georgetown	Laurens	North Charleston	Summerville
Batesburg- Leesvile	Columbia	Greenwood	Lexington	North Greenville	Sumter
Beaufort	Conway	Greer	Manning	Orangeburg	Union
Boling Springs	Dillon	Hartsville	Marion	Rock Hill	Walterboro
Camden	Easley	Irmo	Moncks Corner	Seneca	Winnsboro
Cayce	Florence	Lake City	Myrtle Beach	Simpsonville	York
Charleston

TENNESSEE
Athens	Crossville	Gallatin	Lafayette	Maryville	Savannah
Bristol	Dayton	Greeneville	LaFollette	Morristown	Sevierville
Clarksville	Dickson	Hixson	Lebanon	Murfreesboro	Smyrna
Cleveland	Dyersburg	Jackson	Lenoir City	Newport	Tazewell
Columbia	Elizabethton	Johnson City	Lexington	Powell	Tullahoma
Cookeville	Fayetteville	Kingsport	Madisonville	Pulaski	Winchester

TEXAS
Austin (2)	Longview	Pasadena	Temple	Texarkana

DIRECTORS

Ben F. Cheek, IV

Chairman

1st Franklin Financial Corporation

Ben F. Cheek, III

Chairman Emeritus

1st Franklin Financial Corporation

Virginia C. Herring

Vice Chairman, President and Chief Executive Officer

1st Franklin Financial Corporation

Jerry J. Harrison, Jr. Chief Operating Officer Crider Food, Inc. John G. Sample, Jr. CPA C. Dean Scarborough Retired Retail Business Owner

A. Roger Guimond

Executive Vice President – Finance & Investor Relations

1st Franklin Financial Corporation

Jim H. Harris, III

Retired Founder / Co-owner

Unichem Technologies

Retired Founder / Owner / President

Moonrise Distillery

Keith D. Watson Chairman Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Chairman Emeritus

Virginia C. Herring Vice Chairman, President and Chief Executive Officer

A. Roger Guimond Executive Vice President – Finance and Investor Relations

Brian J. Gyomory Executive Vice President and Chief Financial Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

Todd S. Manke Executive Vice President – Chief Risk Officer Gary L. McQuain Executive Vice President – Chief Operating Officer

Kay S. O'Shields Executive Vice President – Chief Learning Officer

Chip Vercelli Executive Vice President – General Counsel

Joseph A. Shaw Executive Vice President – Chief Information Officer

Nancy M. Sherr Executive Vice President – Chief Marketing Officer

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

INDEPENDENT AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303